SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 22, 2003

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ILLINOIS TOOL WORKS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	60025
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code): 847- 724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Item 7. Financial Statements and Exhibits

    (c)   Exhibits

Exhibit Number	Exhibit Description
99.1	Press Release issued by Illinois Tool Works Inc. dated July 22, 2003 (furnished pursuant to Item 9).
99.2	Presentation from Illinois Tool Works Inc. second quarter conference call on July 22, 2003 (furnished pursuant to Item 9).

Item 9. Regulation FD Disclosure

The information below included in this Current Report on Form 8-K is being furnished pursuant to Item 12, "Disclosure of Results of Operations and Financial Condition".

On July 22, 2003, Illinois Tool Works Inc. (the "Company") announced its 2003 second quarter results of operations in the press release furnished as Exhibit 99.1. The Company's presentation from the second quarter conference call held on July 22, 2003 is furnished as Exhibit 99.2

Disclosure regarding why the Company's management believes the presentation of "free operating cash flow" provides useful information to investors is included in the Company's 2002 Annual Report of Form 10-K. A reconciliation of free operating cash flows to net cash provided by operating activities is included in the press release furnished as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Illinois Tool Works Inc.

Date: July 22, 2003   By: /s/ Jon C. Kinney

                                       Jon C. Kinney
                                       Senior Vice President and Chief Financial Officer